UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15046513

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8-44509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBALINK SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3452 E. FOOTHILL BLVD., SUITE 1040
(No. and Street)

PASADENA (City) CA (State) 91107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUNHUA LIAO 626-964-5966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH YAFEH, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. OLYMPIC BLVD., #875 (Address) LOS ANGELES (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUNHUA LIAO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBALINK SECURITES INC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President / CEO

Title

Notary Public MICHAEL CHU

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

MICHAEL CHU
Commission # 1989938
Notary Public - California
Los Angeles County
My Comm. Expires Sep 28, 2016

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 20 15, by JUNHUA LIAO proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MICHAEL CHU, NOTARY PUBLIC

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Auditor's Standard Report

To the Board of Directors and Shareholders
of Globalink Securities, Inc.

I have audited the accompanying statement of financial condition of Globalink Securities, Inc. as of December 31, 2014 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Globalink Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Globalink Securities, Inc. as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, and Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7) has been subjected to audit procedures performed in conjunction with the audit of Globalink Securities, Inc.'s financial statements. The supplemental information is the responsibility of Globalink Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

To the Board of Directors and Shareholders
of Globalink Securities, Inc.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015

Globalink Securities, Inc.
Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 246,900
Clearing broker deposits	51,220
Commissions receivable	216,058
Property and equipment net of $135,898 depreciation	7,994
Other assets – non allowable	240,090
Employee loan	22,000
Security deposit	10,738
Total Assets	$ 795,000

Liabilities and Shareholders' Equity

Liabilities

Commissions payable	$ 327,860
Accounts payable	34,359
Total Liabilities	362,219

Shareholders' Equity

Common stock - ($10 par value, 11,001shares authorized, issued and outstanding)	110,010
Paid-in capital	2,425,907
Retained (Deficit)	(2,103,136)
Total Shareholders' Equity	432,781
Total Liabilities and Shareholders' Equity	$ 795,000

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Income
For the Year Ended December 31, 2014

Revenues – Schedule II, Page 15	$ 2,822,316
Cost of Sales	
Clearing house expense	143,955
Commissions	2,104,451
Total Cost of Sales	2,248,406
Gross Profit	573,910
Operating Expenses – Schedule II, Page 15	(562,624)
Income Before Tax Provision	11,286
Income Tax Provision	
Federal	--
State	800
Net Income	$ 10,486

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2014

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2013	11,001	$110,010	$2,425,907	$(2,113,622)	$422,295
Net Income				10,486	$10,486
Balance, December 31, 2014	11,001	$110,010	$2,425,907	$(2,103,136)	$432,781

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2014

Cash Flows from Operating Activities	
Net Income	$10,486
	10,486
Changes in operating assets and liabilities:	
Clearing broker's accounts	(3,228)
Commissions receivable	19,480
Non allowable assets	(33,719)
Commissions payable	64,295
Accounts payable	(32,193)
Net cash provided by operating activities	25,121
Cash Flow from Investing Activities	
Office Equipment	3,044
Loan to employee	2,000
Loan to Holding Company	(170,000)
Net cash used in investing activities	(164,956)
Cash Flow from Financing Activities	
Net Decrease in Cash	(139,835)
Cash: Beginning of the Year	440,729
Cash: End of the Year	$ 300,894

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Notes to Financial Statements
December 31, 2014

Note 1 – Organization and Nature of Business

Globalink Securities, Inc. (the Company), formerly Palm Springs Retirement Investments Corporation (PSRIC), was incorporated in the State of California on January 3, 1992 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through its two clearing brokers on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k) (2) (ii).

The stock of PSRIC was purchased on July 16, 1997 by Wall Street Holding Company (WSHC), the parent company of Globalink Securities, Inc.

On August 1, 2002, the stock of WSHC was purchased by a sole shareholder.

In 2003 the Company returned, to the above sole shareholder, the majority amount of his capital and then a group of new investors took control of the Company.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Solicitor of time deposits in a financial institution
- Put and call broker or dealer or option writer
- Private placements of securities

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business.

Note 2 -- Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2010 to the present, generally for three years after they are filed.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Note 3 – Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

Assets	Level 1	Level 2	Level 3
Cash and Securities	$ 246,900	$ 0	$ 0
Clearing Broker Deposit	51,220	0	0
Total	$ 298,120	$ 0	$ 0

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$130,083	$191

Note 5 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2014, the Company had net capital of $ 134,764 which was $ 110,616 in excess of its required net capital requirement of $ 24,148. The Company's percentage of aggregate indebtedness, $ 362,219 to net capital was 269%.

Note 7 – Provision for Income Taxes

The Company files its Federal and state tax returns on the cash basis. Because of operating losses, approximately $2.7 million, carried forward from prior years, there is no Federal income tax and a state tax of approximately $800.

Because of the changes in ownership (See Note 1) the Company's historical losses (NOL's) get substantially reduced.

Note 8 – Deposit – Clearing Organization

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000.

Note 9 – Off Balance Sheet Risk

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

Note 10 – Commitments and Contingencies

Leases - The Company has a lease starting October 15, 2011 for five (5) years. The commitment is as follows:

2014	86,730
2015	89,300
2016	76,650
Total	$ 252,680

Note 11 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 26, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Globalink Securities, Inc.
Schedule I -- Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2014

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 432,781
Nonallowable assets - page 13	(298,017)
Net Capital	$ 134,764
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 24,148
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 24,148
Excess Capital	$ 110,616
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 98,542
Computation of Aggregate Indebtedness	
Total liabilities	$ 362,219
Percentage of aggregate indebtedness to net capital	269%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Net capital unaudited	$ 141,998
Audit adjustments	(7,234)
Net capital audited	$ 134,764

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Non Allowable Assets
December 31, 2014

Nonallowable Assets

Commission receivable	$ 29,085
Property and equipment	7,994
(1) Other Assets	35,943
Rent deposit	10,738
(1) Petty Cash	991
Prepaid Insurance	2,287
NASD CRD Deposit	1,784
Direct Business Receivable(>payable)	17,195
Loan Receivable – employee	22,000
Loan to Holding Company	170,000
Total non-allowable assets	$ 298,017

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Schedule of Revenue and Operating Expenses
For the Year Ended December 31, 2014

Revenues	
Agency Commissions	$1,527,005
Mutual Funds	596,734
Insurance Commissions	150,463
Interest	3,617
Variable Product Commission	502,960
Other	41,537
Total Revenues	$2,822,316
Operating Expenses	
Advertising	11,608
Auto Expenses	27,475
Bank Service Charges	712
Depreciation	6,456
Regulatory Expense	22,118
Insurance	14,403
Internet	6,468
Licenses and Permits	507
Office Expense	7,702
Office Machine Rental	3,070
Postage and Delivery	1,960
Professional Services	41,350
Registration	11,316
Rent	94,238
Salary	260,627
Taxes and Assessments	25,286
Telephone	8,020
Travel and Entertainment	16,419
Miscellaneous	2,889
Total Operating Expenses	$562,624

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirement is not applicable to Globalink Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Globalink Securities Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*********3193*********************MIXED AADC 220
044509 FINRA DEC
GLOBALINK SECURITIES INC
3452 E FOOTHILL BLVD STE 1040
PASADENA CA 91107-6038

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,454.75

B. Less payment made with SIPC-6 filed (exclude interest) (3,369.73)
7/30/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,085.02

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,085.02

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Globalink Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of January, 2015. President / CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $2,821,719.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. $502,959.51
Variable products.

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. $136,861.44
clearing fee 35,888.75
~~execution fee 100,972.69~~

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0.00

Enter the greater of line (i) or (ii) $0.00

Total deductions $639,820.95

2d. SIPC Net Operating Revenues $2,181,898.10

2e. General Assessment @ .0025 $5,454.75

(to page 1, line 2.A.)

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Independent Accountant's Agreed-Upon Procedures Report

On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors and Shareholders
of Globalink Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Globalink Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Globalink Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Globalink Securities, Inc.'s management is responsible for Globalink Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015

Globalink Securities, Inc.
3452 E. Foothill Blvd., Suite 1040
Pasadena, CA 91107

Exemption Request Form

Date: 1/13/2015

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Globalink Securities Inc met the Section 240.15c3-3(k)(2)(ii) exemption for the period June 1, 2014 through December 31, 2014.

Sincerely,

Michael Junhua Liao/ CEO

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Exemption Report Review

To the Board of Directors Shareholders
of Globalink Securities, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Globalink Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Globalink Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Globalink Securities, Inc. stated that Globalink Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Globalink Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Globalink Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015